# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SPRUCE POWER HOLDING CORP, CIK 0001772720
CUSIP: 9837FR209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 820 GESSNER ROAD, SUITE 500, HOUSTON, Texas (TX), 77024
Date of event which requires filing of this statement: 06/23/2026
Amends the filing with accession number 0000921895-25-003028
Filed by CIK 0001452857
Persons authorized to receive notices and communications: Warren G. Lichtenstein, Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, New York (NY), 10022, 212-520-2300

## Reporting persons
- STEEL PARTNERS HOLDINGS L.P. (CIK 0001452857): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,429,380; sole dispositive power 0; shared dispositive power 3,429,380; aggregate amount beneficially owned 3,429,380 (18.7% of the class)
- Steel Partners Holdings GP Inc. (CIK 0001537666): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,429,380; sole dispositive power 0; shared dispositive power 3,429,380; aggregate amount beneficially owned 3,429,380 (18.7% of the class)
- SPH Group LLC (CIK 0001522067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,429,380; sole dispositive power 0; shared dispositive power 3,429,380; aggregate amount beneficially owned 3,429,380 (18.7% of the class)
- SPH Group Holdings LLC (CIK 0001522066): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,429,380; sole dispositive power 0; shared dispositive power 3,429,380; aggregate amount beneficially owned 3,429,380 (18.7% of the class)
- Steel Excel Inc. (CIK 0000709804): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,429,380; sole dispositive power 0; shared dispositive power 3,429,380; aggregate amount beneficially owned 3,429,380 (18.7% of the class)
- Steel Connect LLC (CIK 0000914712): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,429,380; sole dispositive power 0; shared dispositive power 3,429,380; aggregate amount beneficially owned 3,429,380 (18.7% of the class)
- SP Strategic Holdings LLC (CIK 0002099397): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,429,380; sole dispositive power 0; shared dispositive power 3,429,380; aggregate amount beneficially owned 3,429,380 (18.7% of the class)
- HOWARD JACK L (CIK 0001144269): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 50,000; shared voting power 0; sole dispositive power 50,000; shared dispositive power 0; aggregate amount beneficially owned 50,000 (0.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: SPRUCE POWER HOLDING CORP
Address of issuer's principal executive offices: 820 GESSNER ROAD, SUITE 500, HOUSTON, Texas (TX), 77024

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

Effective May 29, 2026, Steel Connect Sub LLC, a Delaware limited liability company, underwent a name change to SP Strategic Holdings LLC ("SP Strategic Holdings"). All references to Steel Connect Sub herein are now deemed to refer to SP Strategic Holdings.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 3,429,380 Shares owned directly by SP Strategic Holdings is approximately $12,152,834, including brokerage commissions. Such Shares were acquired with SP Strategic Holdings' cash on hand. The aggregate purchase price of the 50,000 Shares owned directly by Mr. Howard is approximately $80,010, including brokerage commissions. Such Shares were acquired with Mr. Howard's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

As part of the Issuer's ongoing engagement with stockholders, beginning in February 2026, the Issuer discussed and received feedback regarding its governance and operations with the Reporting Persons. As part of these discussions, the Issuer and the Reporting Persons discussed the composition of its Board of Directors (the "Board") and the possibility of redomiciling the Issuer in Texas.

On June 23, 2026, the Issuer filed a definitive proxy statement with the Securities and Exchange Commission announcing the nomination of Mr. Howard for election to the Board at the 2026 annual meeting of stockholders of the Issuer (the "Annual Meeting"), to be elected for a three-year term. Mr. Howard was recommended for nomination to be elected as a director at the Annual Meeting by the Issuer's chief executive officer and after consideration was nominated by the Nominating and Corporate Governance Committee following its review of his background, qualifications and skills, and in consideration of the materials he submitted to the Issuer and the Board in connection with his evaluation as a director candidate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 18,369,300 Shares outstanding, which is the total number of Shares outstanding as of June 16, 2026, as reported in the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 23, 2026.

As of the close of business on the date hereof, SP Strategic Holdings owned directly 3,429,380 Shares, constituting approximately 18.7% of the Shares outstanding. By virtue of their relationships with SP Strategic Holdings, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and Steel Connect may be deemed to beneficially own the Shares owned directly by SP Strategic Holdings. As of the close of business on the date hereof, Mr. Howard owned directly 50,000 Shares, constituting less than 1% of the Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and Steel Connect may be deemed to have shared power to vote and dispose of the Shares reported in this statement owned directly by SP Strategic Holdings. Mr. Howard has the sole power to vote and dispose of the Shares reported in this statement that he directly owns.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

None of the Reporting Persons have engaged in any transactions in the Shares during the past 60 days.

## Signatures
- STEEL PARTNERS HOLDINGS L.P.: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its General Partner (06/25/2026)
- Steel Partners Holdings GP Inc.: /s/ Maria Reda, Maria Reda, Secretary (06/25/2026)
- SPH Group LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Managing Member (06/25/2026)
- SPH Group Holdings LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Manager (06/25/2026)
- Steel Excel Inc.: /s/ Maria Reda, Maria Reda, Secretary (06/25/2026)
- Steel Connect LLC: /s/ Maria Reda, Maria Reda, Secretary (06/25/2026)
- SP Strategic Holdings LLC: /s/ Maria Reda, Maria Reda, Secretary (06/25/2026)
- HOWARD JACK L: /s/ Jack L. Howard, Jack L. Howard (06/25/2026)